UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(D)(4)
of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION
(Name of Subject Company)

UNIONBANCAL CORPORATION
(Names of Person(s) Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

908906100
(CUSIP Number of Class of Securities)

Richard D. Farman
Chairman of the Special Committee of the Board of Directors
UnionBanCal Corporation
400 California Street
San Francisco, California 94104-1302
(415) 765-2969

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE SPECIAL COMMITTEE OF UNIONBANCAL CORPORATION
SAYS MITSUBISHI UFJ FINANCIAL GROUP’S PROPOSED TENDER OFFER
SUBSTANTIALLY UNDERVALUES UNIONBANCAL AND IS NOT IN THE BEST
 INTERESTS OF MINORITY STOCKHOLDERS

San Francisco, August 13, 2008 – The Special Committee of the Board of Directors of UnionBanCal Corporation (NYSE: UB) announced today that, after a careful review of Mitsubishi UFJ Financial Group’s (“MUFG”) announcement yesterday that it intends to commence a tender offer to acquire all publicly held shares of UnionBanCal for $63.00 per share in cash, the Special Committee has determined that the proposed tender offer substantially undervalues UnionBanCal and is not in the best interests of UnionBanCal’s minority stockholders.

“Like MUFG’s initial proposal of $58.00 per share in cash, the proposed tender offer of $63.00 per share in cash substantially undervalues UnionBanCal,” said Richard D. Farman, chairman of the Special Committee.  “The proposed price does not reflect the strength of UnionBanCal’s strong capital position, the superior credit quality of its assets, and its potential for profitable asset and core deposit growth in the current market environment.”

MUFG’s proposed tender offer was announced at a time of negative sentiment in, and uncertain outlook for, the overall banking sector.  The Special Committee believes that any valuation of UnionBanCal should not be inappropriately impacted by these negative factors, and that the operating challenges facing many industry participants are creating opportunities for UnionBanCal.

The Special Committee also reiterated its surprise about MUFG’s statement that the Special Committee “was not willing to engage in negotiations.”  “MUFG’s assertions regarding the Special Committee’s posture in its evaluation of the initial MUFG proposal are not accurate,” said Mr. Farman.  “In communicating the Special Committee’s rejection of the $58.00 MUFG proposal, we made clear that we would carefully consider any revised proposal delivered by MUFG but none was received prior to MUFG’s press release yesterday.  In addition, the Special Committee provided financial forecasts prepared by certain members of UnionBanCal management to MUFG’s financial advisor in order to provide insight into the views of the Special Committee regarding the MUFG proposal and directed UnionBanCal management to meet last week with MUFG’s financial advisor to discuss those forecasts.  We have been and remain willing to engage in discussions with MUFG.”

Credit Suisse Securities (USA) LLC is acting as financial advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is acting as the Special Committee’s legal counsel.

Notice for UnionBanCal Corporation Stockholders and Interested Parties

UnionBanCal Corporation stockholders and other interested parties are urged to read UnionBanCal’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed and becomes available because it will contain important information.  Stockholders of UnionBanCal and other interested parties may obtain, free of charge, copies of UnionBanCal’s Schedule 14D-9 and other documents filed by UnionBanCal with the Securities and Exchange Commission (SEC) at the SEC's web site at www.sec.gov.  Each of these documents may also be obtained, free of charge, by contacting UnionBanCal Investor Relations, by mail at 400 California Street, San

Francisco, California 94104-1302, by phone at (415) 765-2969, or by logging on at www.unionbank.com.

About UnionBanCal Corporation

Based in San Francisco, UnionBanCal Corporation (NYSE: UB) is a bank holding company with assets of $57.9 billion at March 31, 2008.  Its principal subsidiary, Union Bank of California, N.A., had 334 banking offices in California, Oregon, and Washington and 2 international offices at March 31, 2008.  The company's Web site is located at www.unionbank.com.

Cautionary Statement Concerning Forward-Looking Information

This press release contains certain forward-looking statements concerning the future operations, earnings and prospects of UnionBanCal.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors.  Neither UnionBanCal nor the Special Committee undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

CONTACT:
UnionBanCal Corporation
David Dobon, 415-765-2780 (Investor)
Michelle Crandall, 415-765-2780 (Investor)

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